Exhibit 99.4

BeFra Announces US$0.34 Per Share Quarterly Dividend Payable on November 19, 2026

Guadalajara, Jalisco, Mexico; October 22, 2026 — Betterware de México, S.A.P.I. de C.V. (NYSE: BWMX) (“BeFra” or the “Company”), announces that the payment of an aggregate dividend of MX $250,000,000 was approved at its shareholders meeting held on October 16, 2026. This amount represents approximately US$ 0.3424 per share before applicable tax withholdings, or approximately US $0.3082 per share after applicable tax withholdings. The dividend is payable on November 19, 2026, to shareholders of record as of November 5, 2026.

Company:

BeFra IR

iroffice@better.com.mx

+52 1 33 4274 5904

InspIR:

Barbara Cano/Ivan Peill

barbara@inspirgroup.com

ivan@inspirgroup.com

About BeFra

BeFra (NYSE: BWMX) is one of the leading branded consumer products platforms in Mexico and Latin America, bringing together three iconic brands: Betterware, a leader in innovative home solutions; Jafra, a leading beauty and personal care company with operations in Mexico and the United States; and Tupperware, a leading brand in food storage and drinkware. Through these brands, BeFra operates across Mexico, Brazil, the United States, and an expanding footprint throughout Latin America, leveraging proprietary direct-selling platforms, world-class manufacturing capabilities, and a longstanding culture of operational excellence.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements reflect the Company’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including those described in the Company’s most recent Annual Report on Form 20-F and subsequent SEC filings. Forward-looking statements speak only as of the date they are made, and the Company assumes no obligation to update them, except as required by law.